Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

For American and American Eagle U.S.-Based Managers Level 3+

Subject: AMR Reports First Quarter 2013 Results

Summary

This morning, AMR reported a net profit of $8 million, excluding reorganization and special items, a $256 million improvement year-over-year, and AMR’s first profitable first quarter since 2007.

AMR incurred a GAAP (including reorganization and special items) net loss of $341 million, a $1.3 billion improvement over first quarter 2012

Key Points

•	Revenue of $6.1 billion, the highest first quarter revenue in company history

•	Net profit of $8 million, excluding reorganization and special items, a $256 million improvement year-over-year, and AMR’s first profitable first quarter since 2007

•	Consolidated unit costs, excluding fuel and special items, improved 3.2 percent year-over-year, marking the second consecutive quarter of non-fuel unit costs reduction

•	Building on our fleet renewal momentum, we took delivery of 12 new aircraft in the first quarter (nine 737-800s and three 777-300ERs)

•	On April 15, AMR filed its Plan of Reorganization and Disclosure Statement; the hearing to consider approval of the Disclosure Statement is scheduled for June 4

•	On April 15, AMR also filed its Registration Statement with the SEC to move forward with its anticipated merger with US Airways

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“Thanks to the entire American team, we have made great progress in building the new American. For the first time in six years, we produced a first quarter profit, excluding reorganization items and special charges, and our fourth consecutive quarterly operating profit,” said Tom Horton. “And the momentum is building. We have raised revenues and built a competitive cost structure and sound foundation for the future. We’re investing in hundreds of new aircraft and industry-leading products and have renewed our iconic American brand. Looking forward, our pending merger with our partners at US Airways positions American to be the world’s leading airline. With great work by everyone on the American team, the new American is taking flight.”

Revenue Performance

•	For the first quarter, AMR reported consolidated revenue of $6.1 billion, approximately 1.0 percent higher compared to the prior year period on 1.3 percent less capacity.

•	Consolidated passenger yield of 16.27 cents per mile was the highest in company history for any quarter

•	American generated all-time first quarter records in revenue, PRASM and load factor

Unit Costs

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Excluding fuel and special items, mainline and consolidated unit costs in the first quarter of 2013 decreased 4.1 percent and 3.2 percent year-over-year, respectively, primarily driven by the restructuring efforts. .

Cash Position

•	We ended the year with approximately $5.1 billion in cash and short-term investments, including a restricted cash balance of $853 million.

Other First Quarter Highlights

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In January, American Airlines became the first and only U.S. airline to introduce the Boeing 777-300ER (Extended Range) aircraft – the new flagship of American’s fleet. The company now has five 777-300ER aircraft in service, operating between New York Kennedy and both London Heathrow and Sao Paulo, and between Dallas/Fort Worth and London Heathrow.

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LATAM Airlines Group announced it will join oneworld®, and American filed applications with regulators for codeshare agreements with TAM and LAN Colombia. Pending approval, this will strengthen American’s existing service to Latin America by offering customers greater travel options and convenience.

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American and Finnair announced Finnair’s intent to join the transatlantic joint business American shares with British Airways and Iberia, providing our North American and European customers more choices and better connections across the Atlantic.

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American signed agreements with oneworld member-elect Qatar Airways, based in Doha, Qatar, and the newest oneworld member, Malaysia Airlines, to codeshare on each other’s flights, which will provide new growth opportunities for American in the Middle East and Southeast Asia, as well as for our new partners in the United States.

•	American and Alaska Airlines announced an expanded codeshare agreement

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American filed an application with the U.S. Department of Transportation for the right to fly additional frequencies from its Los Angeles and Chicago hubs to Brazil, beginning in 2013 and 2014, respectively.

Resources

•	The full release is posted on the AA.com Newsroom.

Subject Matter Expert: Sean Collins, Communications, sean.collins@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.